Leo Holdings III Corp.

Albany Financial Center, South Ocean Blvd, Suite #507

P.O. Box SP-63158

New Providence, Nassau, The Bahamas

October 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney, Abby Adams

Re:	Leo Holdings III Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed September 27, 2021

File No. 333-257997

Ladies and Gentlemen:

This letter sets forth responses of Leo Holdings III Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 5, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 3 to the Registration Statement, which reflects these revisions. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Local Bounti Projected Financial Information, page 131

1.

Staff’s comment: We note your revised disclosure in response to comment 7. Where you cross-reference to the Cautionary Note Regarding Forward Looking Statements, and in that section where you reference projections, revise to acknowledge the availability of safe harbors in this form of transaction is unsettled, with no definitive case law, Commission statement, or language in the legislative history. Refer to SPACs, IPOs, and Liability Risk Under the Securities Laws (April 8, 2021), available at: https:www.sec.gov/news/publicstatement/spacs-ipos-liability-risk-under-securities-laws.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36 and 131.

Warrant Holders Proposal No. 1 - The Warrant Amendment Proposal, page 187

2.

Staff’s comment: We note your disclosure that the accounting treatment of the amended and restated warrant terms is currently under evaluation. Please update your disclosure to indicate your conclusions regarding the intended accounting treatment of the amended and restated warrants and include appropriate risk factor disclosure if there is any material uncertainty.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 187.

Material U.S. Federal Income tax Consequences of the Domestication to Leo Shareholders, page 195

3.

Staff’s comment: We reissue comment 9. We note your response and your revised disclosure. Your disclosure does not correspond to the guidance in SLB No. 19. Most significantly, on page 197, you do not state the degree of likelihood that the Domestication will qualify as a Section 368(a)(1)(F) reorganization--you state it “is not possible to predict;” however, “it is intended.” You go on to explain different consequences “[a]ssuming the Domestication so qualifies.” These qualifications in your disclosure and your opinion assume away the purpose of the opinion and are not appropriate. Where your disclosure makes representations as to your intended material tax consequences, you must provide a tax opinion that supports that disclosure. See Item 601(b)(8) of Regulation S-K. If the tax consequence you describe is not sufficiently predictable that you can provide at least a “more likely than not” tax opinion, then it appears the disclosure should be revised accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xiv, xv, 22, 23, 83, 84, 197 and 198.

Exhibit 5.1 - Legal Opinion, page II-2

4.

Staff’s comment: The Exhibit 5.1 opinion should not assume conclusions of law that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in paragraphs (a), (b), (c), (d) and (e)(ii). For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, counsel has removed the assumptions set forth in paragraphs (a), (b), (c), (d) and (e)(ii) of its legal opinion and refiled it as exhibit 5.1 to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Lyndon Lea
Lyndon Lea
President and Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP